UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Blanchard, Vicki
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Employee Stock Option (right to$18.0000                                                                   11/16/96     11/16/05
 buy)
Non-Qualified Stock Option     $13.6250                                                                   04/22/99     04/22/09
(right to buy)
Non-Qualified Stock Option     $16.5938        08/25/00       A     V   10,000.00                         08/25/01 (1) 08/25/10
(right to buy)
Non-Qualified Stock Option     $18.9375                                                                   07/20/99     07/20/09
(right to buy)
Non-Qualified Stock Option     $30.6250                                                                   09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $31.5625                                                                   11/07/98     11/07/07
(right to buy)
Non-Qualified Stock Option     $33.6875                                                                   01/14/99     01/14/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to          Common Stock                   2,000.00                  2,000.00      D   Direct
 buy)
Non-Qualified Stock Option               Common Stock                   9,000.00                  9,000.00      D   Direct
(right to buy)
Non-Qualified Stock Option     08/25/00  Common Stock                   10,000.00     $16.5938    10,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000.00                  5,000.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,600.00                  3,600.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,000.00                  3,000.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000.00                  5,000.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
Grant to reporting person of option to purchase 10,000 shares of common stock under IDX Systems Corporation 1995 Stock Option Plan.
 The option becomes exercisable in 25 percent increments of 2,500 each on August 25, 2001, August 25, 2002, August 25, 2003, and
August 25, 2004.  The plan pursuant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Vicki Blanchard
DATE  September 11, 2000